Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to:

the reference to our firm under the caption “Experts”, the use of our reports dated February 12, 2010 on the consolidated financial statements and the effectiveness of internal control over financial reporting of Coca-Cola Enterprises Inc. incorporated by reference in, and the use of our report dated May 25, 2010 on the combined financial statements of International CCE Inc. included in the Proxy Statement of International CCE Inc. that is made a part of Amendment No. 3 to the Registration Statement (Form S-4 No. 333-167067) and Prospectus of International CCE Inc. for the registration and issuance of shares of its common stock in connection with the Business Separation and Merger Agreement by and among Coca-Cola Enterprises Inc., International CCE Inc., The Coca-Cola Company, and Cobalt Subsidiary LLC.

/s/ Ernst & Young LLP

Atlanta, Georgia

August 18, 2010